SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
Citadel Security Software Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
579064106
(Cusip Number)
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
Attention: General Counsel
(408) 988-3832
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 2, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	579064106

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

McAfee, Inc., IRS Identification No.: 77-0316593

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) N/A
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,721,324 shares*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,721,324 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.3%

14	TYPE OF REPORTING PERSON:

CO

*	An aggregate of 9,721,324 shares of Citadel Security Software Inc. (the “Company”) common stock are subject to agreements dated October 2, 2006 (the “Support Agreement”) entered into by McAfee, Inc. (“McAfee”) and each of the parties set forth on Schedule II. McAfee, Inc. expressly disclaims beneficial ownership of any shares of Company common stock covered by such Agreements. Based on the number of shares of Company common stock outstanding as of August 14, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by such agreement represents 26.3% of the outstanding Company common stock.

Item 1. SECURITY AND ISSUER.
     This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”), and voting rights relating thereto, of Citadel Security Software Inc., a Delaware corporation (the “Company”) which has its principal executive offices located at Two Lincoln Centre, Suite 1600, 5420 LBJ Freeway, Dallas, Texas 75240.
Item 2. IDENTITY AND BACKGROUND.
     This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by McAfee, Inc., a Delaware corporation (“McAfee”), with its principal executive offices located at 3965 Freedom Circle Santa Clara, California 95054. McAfee is a worldwide supplier of computer security solutions designed to prevent intrusions on networks and secure computer systems and other digital devices from the next generation of blended attacks and threats.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of McAfee is set forth on Schedule I.
     Except as described in the following paragraph, during the last five years, neither McAfee, nor to McAfee’s knowledge, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     On March 22, 2002, the Securities and Exchange Commission notified McAfee that it had commenced a “Formal Order of Private Investigation” into its accounting practices. On February 9, 2006, the SEC entered into a final judgment for the settlement with McAfee relating to this investigation. Under the terms of the settlement, McAfee consented, without admitting or denying any wrongdoing, to be enjoined from future violations of the federal securities laws. McAfee also agreed to certain other conditions, including the payment of a $50.0 million civil penalty, which was released from escrow on February 13, 2006.
Item 3. SOURCE AND AMOUNT OF FUNDS.
     As an inducement for McAfee to purchase substantially all of the assets of the Company by entering into an Asset Purchase Agreement dated as of October 2, 2006, by and between McAfee, Inc. a Delaware corporation, and McAfee Security, LLC, a Delaware limited liability company, Citadel Security Software Inc., a Delaware corporation, Citadel Security Software International, LLC, a Delaware limited liability company and wholly owned subsidiary of Citadel, Canberra Operating, L.P., a Texas limited partnership of which Citadel is the general partner, and Canberra, LLC, a Delaware limited liability company which is the limited partner of Canberra LP and which is a wholly owned subsidiary of Citadel (the “Purchase Agreement”), certain stockholders of the Company (the “Company Stockholders”), who are identified on Schedule II hereto, each entered into a support agreement with McAfee (the “Support Agreement”) and in connection therewith delivered an irrevocable proxy to vote their shares to McAfee (each of which is a “Proxy”). McAfee did not provide any consideration, other than McAfee’s agreement to enter into the Purchase Agreement, to the Company Stockholders in connection with the execution and delivery of the Support Agreements and Proxies. Copies of the Purchase Agreement, a form of the Support Agreements, and a form of the Proxy are filed as Exhibits 1 and 2 and 3, respectively, to this Statement.
     The proposed transaction is valued at approximately $55,805,000 plus an adjustable working capital reimbursement. McAfee expects to fund the consideration payable pursuant to the Purchase Agreement using McAfee’s cash on hand.
Item 4. PURPOSE OF TRANSACTION
     As stated above, the Support Agreements were entered into as an inducement for, and in consideration of, McAfee entering into the Purchase Agreement, whereby McAfee will acquire substantially all of the assets of the Company (the “Transaction”). The consummation of the Transaction is subject to the approval by the Company’s stockholders and other closing conditions as set forth in the Purchase Agreement.
     Pursuant to the Support Agreements, the Company Stockholders who collectively own 9,721,324 shares (including 6,410,000 options to acquire shares) of the common stock of the Company (the “Subject Shares”) as set forth in Schedule II (approximately 26.3% of the common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) as of October 2, 2006), have agreed to vote or consent (or cause to be voted or consented) the Subject Shares: (i) in favor of the approval of the Transaction and the Purchase Agreement; (ii) against any proposal made in opposition to or in competition with the Transaction; and (iii) against any action intended or reasonably expected to impair, delay or adversely affect McAfee’s ability to consummate the Transaction and in connection therewith, they each delivered a Proxy to McAfee.
     The Company Stockholders also have agreed not to enter into any agreement or understanding with any person to vote or give instructions to act in any manner inconsistent with or violative of the Support Agreements. In addition, each of the Company Stockholders has agreed to remain the beneficial owner of the Subject Shares, to hold the Subject Shares free and clear of any liens and, absent the prior written consent of McAfee, to not sell, transfer, pledge, assign or otherwise dispose of any interest in the Subject Shares until the termination of the Support Agreements. The Support Agreements and related Proxies terminate on the earlier to occur of: (i) the effective time of the Transaction; or (ii) the valid termination of the Purchase Agreement by its terms.
     References to, and descriptions of, the Purchase Agreement, the Support Agreements and the Proxies as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Purchase Agreement, the Support Agreement and the Proxies included as Exhibits 1, 2 and 3 respectively, to this Statement, and hereby are incorporated in this Item 4 in their entirety.
     Except as set forth in this Statement and in connection with the Asset Purchase Agreement described above, McAfee has no plan or proposals that would relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) and (b)	Other than those Subject Shares that may be deemed to be to be beneficially owned in connection with the Support Agreements and Proxies, McAfee owns no other shares of the Company.

As a result of the Support Agreements and Proxies, McAfee may be deemed to have the power to vote up to 9,721,324 shares of the Company (of which 6,410,000 shares represent options to purchase shares of the Company) in favor of approval of the Purchase Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Act, McAfee may be deemed to be the beneficial owner of an aggregate of 9,721,324 shares of the Company. All shares that may be deemed to be beneficially owned by McAfee constitute approximately 26.3% of the issued and outstanding shares of the Company.

McAfee is not entitled to any rights as a stockholder of Company as to the Subject Shares and disclaims all beneficial ownership of such shares.

Except as set forth in this Item 5(a), none of McAfee, and to the knowledge of McAfee, any persons named in Schedule I hereto owns beneficially any shares of the Company.

(c)	Except for the agreements described above, to the knowledge of McAfee, no transactions in the class of securities reported have been effected during the past 60 days by McAfee and any person named in Schedule I or Item 5(a).

(d)	To the knowledge of McAfee, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)	N/A
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Except for the Support Agreements and Proxies described above, to the knowledge of McAfee, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.
1. Asset Purchase Agreement, dated as of October 2, 2006, by and between McAfee, Inc. a Delaware corporation, and McAfee Security, LLC, a Delaware limited liability company, Citadel Security Software Inc., a Delaware corporation, Citadel Security Software International, LLC, a Delaware limited liability company and wholly owned subsidiary of Citadel, Canberra Operating, L.P., a Texas limited partnership of which Citadel is the general partner, and Canberra, LLC, a Delaware limited liability company which is the limited partner of Canberra LP and which is a wholly owned subsidiary of Citadel.
2. Form of Support Agreement by and among McAfee, Inc., and the Company Stockholders listed on Schedule II.
3. Form of Irrevocable Proxy by and among McAfee, Inc. and the Company Stockholders listed on Schedule II.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: October 11, 2006.

/s/ Eric F. Brown
Eric F. Brown
Chief Operating and Financial Officer

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF MCAFEE
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of McAfee, Inc., are set forth below. If no business address is given, the director’s or executive officer’s business address is 3965 Freedom Circle, Santa Clara, California 95054. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to McAfee. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
DIRECTORS

Name	Occupation
Leslie Denend	Director, Exponent, Inc.
Director, Verifone, Inc.
Director, United Services Automobile Association

Robert Dutkowsky	Chief Executive Officer of Tech Data Corporation

Denis O’Leary	Private Investor and Consultant

Robert Pangia	Partner, Ivy Capital Partners, LLC

Robert Bucknam	Senior Vice President, Cross Match Technologies, Inc.

Dale Fuller	Interim Chief Executive Officer and President, McAfee, Inc.

Liane Wilson	Consultant

Charles Robel	Chairman of the Board, McAfee, Inc.

OFFICERS

Name	Title
Dale Fuller	Interim Chief Executive Officer and President

Eric Brown	Chief Operating Officer and Chief Financial Officer

William Kerrigan	Executive Vice President

Roger King	Executive Vice President of Worldwide Sales

SCHEDULE II
     The following table sets forth the name of each beneficial owner of shares of the Company, entering into a Support Agreement with McAfee, dated as of October 2, 2006. Except as indicated below, the business address of each such person is c/o Citadel Security Software Inc., Two Lincoln Centre, Suite 1600, 5420 LBJ Freeway, Dallas, Texas 75240.

Name	Shares Held	Options Held	Total
David Helffrich	50,000	235,000	285,000
Carl Banzhof	50,500	375,000	425,500
Steven Solomon	2,446,499	3,650,000	6,096,499
Mark Rogers	192,875	50,000	242,875
Joe Allbaugh	75,000	300,000	375,000
Chris Economou	206,100	262,500	468,600
John Leide	26,100	262,500	288,600
Randy Schirman	50,000	400,000	450,000
Richard Connelly	114,250	425,000	539,500
Robert Humphrey	50,000	350,000	400,000
Robert Dix	50,000	100,000	150,000
Total	3,311,324	6,410,000	9,721,324